EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)(b)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratios)

	For the Years Ended December 31
	2008	2007	2006	2005	2004
Fixed Charges:
Consolidated interest cost and debt expense	$111	$127	$105	$94	$108
Interest allocable to rental expense (c)	76	66	66	66	66

Total	$187	$193	$171	$160	$174

Earnings:
Consolidated income from continuing operations before income tax expense	$1,333	$1,312	$1,448	$1,566	$1,059
Minority interest in net income of subsidiaries having no fixed charges	(19)	(14)	(48)	(42)	(47)
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	5	5	4	3	3
Equity income of less-than-50-percent-owned-but-not-controlled investees	(15)	(20)	(15)	(14)	(16)
Dividends received from less-than-50-percent-owned-but-not-controlled investees	14	16	13	14	14
Fixed charges	187	193	171	160	174
Interest capitalized	(39)	(26)	(15)	(25)	(11)
Amortization of previously capitalized interest	7	5	4	2	2

Total	$1,473	$1,471	$1,562	$1,664	$1,178

Ratio of Earnings to Fixed Charges	7.88	7.62	9.13	10.40	6.77

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.
(b)	As a result of the classification of Sunoco’s Tulsa refinery as a discontinued operation due to its sale on June 1, 2009 and the Company’s adoption of new accounting guidance concerning noncontrolling interests effective January 1, 2009, consolidated income statement information for all periods presented in the table above has been restated to give effect to these changes.
(c)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.